Unleash Innovation TSMC, Ltd© 02023 TSMC Property Unleash Innovation 2023 Second Quarter Earnings Conference July 20, 2023

Unleash Innovation TSMC, Ltd© 12023 TSMC Property Agenda • Welcome Jeff Su, IR Director • 2Q23 Financial Results and 3Q23 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, CEO Mark Liu, Chairman • Q&A

Unleash Innovation TSMC, Ltd© 22023 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2022 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 20, 2023 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32023 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 2Q23 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 15.68 15.2-16.0 16.72 18.16 -6.2% -13.7% Net Revenue 480.84 508.63 534.14 -5.5% -10.0% Gross Margin 54.1% 52%-54% 56.3% 59.1% -2.2 ppts -5.0 ppts Operating Expenses (58.19) (55.31) (53.38) +5.2% +9.0% Operating Margin 42.0% 39.5%-41.5% 45.5% 49.1% -3.5 ppts -7.1 ppts Non-Operating Items 12.72 13.04 3.88 -2.5% +228.3% Net Income to Shareholders of the Parent Company 181.80 206.99 237.03 -12.2% -23.3% Net Profit Margin 37.8% 40.7% 44.4% -2.9 ppts -6.6 ppts EPS (NT Dollar) 7.01 7.98 9.14 -12.2% -23.3% ROE 23.2% 27.5% 39.4% -4.3 ppts -16.2 ppts Shipment (Kpcs, 12"-equiv. Wafer) 2,916 3,227 3,799 -9.6% -23.2% Average Exchange Rate--USD/NTD 30.67 30.40 30.42 29.42 +0.8% +4.3% * Diluted weighted average outstanding shares were 25,929mn units in 2Q23. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company. 2Q23 1Q23 2Q22 2Q23 Over 1Q23 2Q23 Over 2Q22

Unleash Innovation TSMC, Ltd© 42023 TSMC Property 2Q23 Revenue by Technology - 50 100 150 200 250 300 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 R e v e n u e ( N T $ B ) 7nm 5nm 0.11/0.13um 2% 90nm 2% 0.25um and above 1%40/45nm 7% 28nm 11% 7nm and Below Revenue 16nm 11% 0.15/0.18um 5%65nm 7% 7nm 23% 5nm 30%20nm 1%

Unleash Innovation TSMC, Ltd© 52023 TSMC Property 2Q23 Revenue by Platform -5% -9% -11% +3% +25% -5% Growth Rate by Platform (QoQ) Smartphone 33% Automotive 8% HPC 44% DCE 3% Others 4% IoT 8% Smartphone Automotive OthersHPC IoT DCE

Unleash Innovation TSMC, Ltd© 62023 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 1,489.96 28.9% 1,589.19 31.6% 1,425.57 32.8% Accounts Receivable 191.03 3.7% 148.05 2.9% 222.07 5.1% Inventories 234.33 4.6% 216.07 4.3% 217.44 5.0% Long-term Investments 94.61 1.8% 69.91 1.4% 64.44 1.5% Net PP&E 2,947.23 57.2% 2,833.40 56.1% 2,248.32 51.7% Total Assets 5,149.47 100.0% 5,045.84 100.0% 4,345.94 100.0% Current Liabilities 810.83 15.8% 873.09 17.3% 845.24 19.4% Long-term Interest-bearing Debts 907.32 17.6% 854.79 16.9% 757.21 17.4% Total Liabilities 1,944.00 37.8% 1,952.95 38.7% 1,835.48 42.2% Total Shareholders' Equity 3,205.47 62.2% 3,092.89 61.3% 2,510.46 57.8% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,932 mn units at 6/30/23 ** Asset productivity = Annualized net revenue / Average net PP&E 0.7 0.7 1.0 2.4 2.3 2.3 99 2Q23 1Q23 2Q22 32 34 37 96 95

Unleash Innovation TSMC, Ltd© 72023 TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures * (In NT$ billions) 2Q23 1Q23 2Q22 Beginning Balance 1,385.23 1,342.81 1,151.59 Cash from operating activities 167.25 385.24 338.85 Capital expenditures (250.53) (302.50) (217.73) Cash dividends (71.30) (71.30) (71.31) Short-term loans 0.00 0.00 (26.48) Bonds payable 40.70 7.30 108.84 Investments and others 5.37 23.68 (30.57) Ending Balance 1,276.72 1,385.23 1,253.19 Free Cash Flow (83.28) 82.74 121.12

Unleash Innovation TSMC, Ltd© 82023 TSMC Property 3Q23 Guidance ◼ Revenue to be between US$ 16.7 billion and US$ 17.5 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 30.8 NT dollars, management expects: ◼ Gross profit margin to be between 51.5% and 53.5% ◼ Operating profit margin to be between 38% and 40%

Unleash Innovation TSMC, Ltd© 92023 TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC Announces the Opening of Advanced Backend Fab 6, Marking a Milestone in the Expansion of 3DFabric™ System Integration Technology (2023/06/08) • TSMC Board of Directors Approved NT$3.00 Cash Dividend for the First Quarter of 2023 and Set September 14 as the Ex-Dividend Date, September 20 as the Record Date and October 12, 2023 as the Distribution Date (2023/05/09) • TSMC Board of Directors Approved the Issuance of Unsecured Corporate Bonds in the Domestic Market for An Amount Not to Exceed NT$60 Billion (2023/05/09) • TSMC Debuts Enhanced N3P Process, HPC-Focused N3X Process, N3AE Auto Early Program, and Updates 2nm and TSMC 3DFabric™ Progress at 2023 North America Technology Symposium (2023/4/27) • TSMC Signs 20,000 GWh Renewable Energy Joint Procurement Contract with ARK Power (2023/04/21) Recap of Recent Major Events

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